FILED PURSUANT TO RULE 424(B)(3) AND RULE 424(C)
                                                     REGISTRATION NO. 333-120153


PROSPECTUS SUPPLEMENT NO. 2
(TO PROSPECTUS DATED DECEMBER 15, 2004)

                               YM BIOSCIENCES INC.

                        12,575,218 SHARES OF COMMON STOCK

This prospectus supplement supplements and amends the prospectus dated December 15, 2004 related to the offering of up to 12,575,218 shares of YM BioSciences Inc. (the "Corporation") common stock, which may be offered from time to time by certain Selling Shareholders, to include information related to the financial condition and the results of operations for YM BioSciences Inc. as of and for the quarter ended December 31, 2004.

This prospectus supplement should be read in conjunction with the prospectus dated December 15, 2004, which is to be delivered with this prospectus supplement. You should rely only on the information contained in this prospectus supplement or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus supplement may only be used where it is legal to sell these securities. The information in this prospectus supplement may only be accurate on the date of this prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------

                                February 11, 2005

                           FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus supplement and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk Factors" in the prospectus, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained in this prospectus, and such statements are expressly qualified by this cautionary statement. See "Risk Factors" in the prospectus.

         INTERIM FINANCIAL STATEMENTS - QUARTER ENDED DECEMBER 31, 2004

Included in this prospectus supplement beginning at page F-1 are our interim financial statements as of and for the six months ended December 31, 2004, including the accompanying footnotes thereto. These interim financial statements should be read in conjunction with the audited financial statements as of and for the year ended June 30, 2004 that were included in the prospectus.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying unaudited consolidated financial statements for the three and six months ended December 31, 2004 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto included in our 2004 Annual Report.

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. All amounts presented are in Canadian dollars unless otherwise stated.

NATURE OF OPERATIONS

The Corporation is a licensing and development company engaged in the commercialization of drug products and technologies from external basic and applied research. The Corporation expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets.

RESULTS OF OPERATIONS

Revenue from out-licensing was $300,488 for the quarter and $661,866 for the year-to-date (YTD) from the agreement signed with Tarcanta Inc. (a subsidiary of Cancervax Corporation) last July for HER-1 and TGFa. Interest revenue was $221,036 for the quarter and $328,132 YTD compared to $53,156 for the same quarter last year and $104,762 for YTD last year resulting from having more cash on hand this year than last, primarily as a result of financing activities.

Total expenditures for the quarter and year-to-date ended December 31, 2004 were $3,379,021 and $5,960,757 respectively compared to $1,328,324 and $2,216,002 respectively for the same periods last year. Licensing and Product Development expenses were $2,119,762 for the quarter and $3,443,466 for the YTD compared to $564,838 and $889,423 respectively for the same periods a year ago. This year includes increased expenditures for the development of tesmilifene of approximately $1,663,000 for the quarter and $2,500,000 for the year-to-date; the main component is the Phase III clinical trial in patients with metastatic and recurrent breast cancer that commenced last March. General and Administrative expenses for the quarter and YTD were $1,259,259 and $2,517,291 up from $763,486 and $1,326,579 for the same periods in the prior year, due to employee stock options expensed, increased investor relations expenses and the cost of obtaining a listing on AMEX. The Corporation's stock began trading on AMEX on October 1, 2004.

The unrealized gain on foreign exchange of $27,333 for the quarter and unrealized loss on foreign exchange of $128,104 for the YTD results from the translation of funds held in foreign currencies.

Net loss for the quarter was $2,830,164 and for the year-to-date was $5,098,863 compared to $1,275,168 and $2,111,240 respectively for the same periods last year.

SUMMARY OF QUARTERLY RESULTS

               AS PREVIOUSLY REPORTED
                                                                     RESTATED
                                                      Basic and                    Basic and
                        Revenue       Net Loss(1)    diluted loss                 diluted loss
                                                     per Common     Net Loss(1)   per Common
                                                      Share(1)                      Share(1)

December 31, 2004       $ 521,524     $2,830,164      $0.08
September 30, 2004      $ 468,474     $2,268,699      $0.08
June 30, 2004           $ 121,983     $3,047,917      $0.10         $3,402,195       $0.12
March 31, 2004          $ 120,441     $1,950,000      $0.08         $2,264,464       $0.10
December 31, 2003       $  53,156     $1,185,260      $0.07         $1,275,168       $0.07
September 30, 2003      $  51,607      $ 723,580      $0.04          $ 836,072       $0.05
June 30, 2003           $  61,436     $1,095,643      $0.08         $1,208,135       $0.09
March 31, 2003          $  74,601     $2,054,044      $0.16         $2,059,262       $0.16

(1) Canadian GAAP requires the Corporation to expense the fair value of stock options awarded to employees beginning in July 2004 and to apply this policy retroactively. Accordingly, the net loss and loss per share above have been restated. (See Changes in Accounting Policies.)

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Corporation has financed the evaluation, licensing and further development of its licensed products as well as the evaluation of prospective products principally through equity issues. Since the Corporation does not have net earnings from its operations, the Corporation's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The Corporation's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

On September 30, 2004, the Corporation completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,972,307). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of YM BioSciences Inc. at a price of $3.75 at any time up to 36 months following the closing. As part of the compensation for their services, the Corporation issued warrants to the underwriters entitling the holders to purchase 693,167 units at the offering price for a period of 36 months after the date of issue.

As at December 31, 2004 the Corporation had cash and short-term deposits totaling $33,785,404 and current liabilities of $813,399 compared to $20,387,858 and $1,163,711 respectively at June 30, 2004. Management expects that the current cash reserves will be sufficient to fund the Corporation's current development program through the end of the 2006 fiscal year.

On September 29, 2004 the Corporation's registration statement on Form 20-F was declared effective by the Securities and Exchange Commission thereby registering the Corporation's common shares in the United States under the Securities Exchange Act of 1934, as amended. The Corporation's common shares began trading on the American Stock Exchange on October 1, 2004. On November 2, 2004 we filed a registration statement on Form F-1 to register the sale, from time to time, by certain US shareholders of certain securities issued to US purchasers in connection with the December 2003 and September 2004 financings.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates affect: the amount of development expenditures expensed vs. capitalized; the fair value of options and share purchase warrants; the amount reserved against the amount advanced to joint ventures in excess of the Corporation's proportionate share of expenses incurred by the joint ventures; and the income tax valuation allowances.

The Corporation does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

All expenditures incurred by the joint ventures are funded by advances from the Corporation. The Corporation will not be able to recover the advances unless and until the joint venture's net income exceeds the amount of the cumulative advances. Accordingly, the Corporation has set up a reserve in full against the other joint venture partners' share of the advances.

The Corporation and our joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the recent net losses incurred, management is of the opinion that it is not "more likely than not" that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income assets or liabilities are recorded on the balance sheets.

CHANGES IN ACCOUNTING POLICIES

Prior to July 1, 2004, the Corporation applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options awarded to non-employees and applied the settlement method of accounting to stock options awarded to employees and directors. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase the net loss by $176,983 (2003 - $89,908) and $345,155 (2003 -
$146,154) for the three and six months ended December 31, 2004 and 2003 respectively with corresponding increases to the deficit and contributed surplus. This change had the effect of increasing the basic and diluted loss per share by $0.01 for each of the six months ended December 31, 2004 and 2003. There was no impact to basic and diluted loss per share for the three month periods ended December 31, 2004 and 2003.

Revenue recognition. Out-licensing revenue is recognized when conditions and events under agreements have been met and the collection is reasonably assured. Current period revenue is comprised of two non-refundable payments received from an out-licensing agreement.

Accounting guideline 15 dealing with Variable Interest Entities becomes effective on January 1, 2005. It is not expected to have any impact on the consolidated financial statements.

OTHER MD&A REQUIREMENTS

Outstanding Share Data as at December 31, 2004:

            Common Shares                    $77,117,230

            Warrants                          $5,208,720

               Number of common shares        35,038,289

                  Number of Warrants          10,781,861

Additional information relating the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

Dated: February 8, 2005

                          INDEX TO FINANCIAL STATEMENTS

                                                                                   Page
Index to Financial Statements...................................................   F-1

Consolidated Financial Statements of YM BioSciences Inc. for the six months.....
ended December 31, 2004 (unaudited).............................................   F-2

Consolidated Balance Sheets.....................................................   F-3

Consolidated Statements of Operations ..........................................   F-4

Consolidated Statement of Deficit Accumulated During the Development Stage......   F-5

Consolidated Statement of Cash Flows............................................   F-6

Notes to Consolidated Financial Statements......................................   F-7

                      Consolidated Financial Statements
                      (Expressed in Canadian dollars)

                      YM BIOSCIENCES INC.
                      (A DEVELOPMENT STAGE COMPANY)

                      Six months ended December 31, 2004
                      (Unaudited)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet
(Expressed in Canadian dollars)
(Unaudited)

===========================================================================================
                                                           December 31,          June 30,
                                                                   2004              2004
-------------------------------------------------------------------------------------------
                                                                              (Restated -
                                                                                  note 2)
Assets

Current assets:
     Cash and cash equivalents (note 3)                    $ 33,785,404       $  5,493,907
     Short-term deposits                                             --         14,893,951
     Marketable securities                                       19,715             19,715
     Accounts receivable and prepaid expenses                   245,753            463,838
-------------------------------------------------------------------------------------------
                                                             34,050,872         20,871,411

Capital assets                                                   12,365             11,381

-------------------------------------------------------------------------------------------
                                                           $ 34,063,237       $ 20,882,792
===========================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                      $    693,056       $    993,272
     Accrued liabilities                                        120,343            170,439
-------------------------------------------------------------------------------------------
                                                                813,399          1,163,711

Shareholders' equity:
     Share capital                                           77,117,230         59,841,914
     Share and unit purchase warrants                         5,208,720          3,627,239
     Contributed surplus                                        915,350            569,195
     Deficit accumulated during the development stage       (49,991,462)       (44,319,267)
-------------------------------------------------------------------------------------------
                                                             33,249,838         19,719,081

Commitments (note 6)

-------------------------------------------------------------------------------------------
                                                           $ 34,063,237       $ 20,882,792
===========================================================================================

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Operations
(Expressed in Canadian dollars)
(Unaudited)

==================================================================================================================
                                                                                                   From inception
                                                                                                    on August 17,
                                           Three months ended              Six months ended               1994 to
                                              December 31,                   December 31,            December 31,
                                         2004           2003            2004           2003                  2004
------------------------------------------------------------------------------------------------------------------
                                                     (Restated -                    (Restated -     (Restated -
                                                         note 2)                         note 2)         note 2)
Out-licencing revenue (note 4)      $    300,488    $         --    $    661,866    $         --    $     661,866
Interest income                          221,036          53,156         328,132         104,762        3,116,550
------------------------------------------------------------------------------------------------------------------
                                         521,524          53,156         989,998         104,762        3,778,416

Expenses:
     General and administrative        1,259,259         763,486       2,517,291       1,326,579       17,350,662
     Licensing and product
       development                     2,119,762         564,838       3,443,466         889,423       34,319,853
------------------------------------------------------------------------------------------------------------------
                                       3,379,021       1,328,324       5,960,757       2,216,002       51,670,515
------------------------------------------------------------------------------------------------------------------

Loss before the undernoted            (2,857,497)     (1,275,168)     (4,970,759)     (2,111,240)     (47,892,099)

Net loss on marketable securities             --              --              --              --       (1,173,826)

Unrealized gain (loss) on foreign
   exchange                               27,333              --        (128,104)             --         (128,104)

------------------------------------------------------------------------------------------------------------------

Loss before income taxes              (2,830,164)     (1,275,168)     (5,098,863)     (2,111,240)     (49,194,029)

Income taxes                                  --              --              --              --            7,300

------------------------------------------------------------------------------------------------------------------
Loss for the period                 $ (2,830,164)   $ (1,275,168)   $ (5,098,863)   $ (2,111,240)   $ (49,201,329)
==================================================================================================================

Basic and diluted loss per
   common share                     $      (0.08)   $      (0.07)   $      (0.16)   $      (0.12)

==================================================================================================================

Weighted average number of
   common shares outstanding          35,125,107      17,418,892      31,906,888      17,430,393

==================================================================================================================

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Deficit Accumulated During the Development Stage (Expressed in Canadian dollars)
(Unaudited)

=================================================================================================================
                                                                                                   From inception
                                                                                                    on August 17,
                                             Three months ended              Six months ended             1994 to
                                                December 31,                   December 31,          December 31,
                                             2004           2003            2004           2003              2004
-----------------------------------------------------------------------------------------------------------------
                                                     (Restated -                    (Restated -    (Restated -
                                                         note 2)                         note 2)        note 2)
Deficit, beginning of period:
     As previously reported         $(46,587,966)   $(37,194,751)   $(43,779,888)   $(36,411,810)   $         --
     Adjustment to reflect change
       in accounting for employee
       stock options                          --        (115,101)       (539,379)        (58,855)             --
-----------------------------------------------------------------------------------------------------------------
     As restated                     (46,587,966)    (37,309,852)    (44,319,267)    (36,470,665)             --

Cost of purchasing shares
   for cancellation in excess of
   book value                           (573,332)       (153,589)       (573,332)       (156,704)       (790,133)

Loss for the period                   (2,830,164)     (1,275,168)     (5,098,863)     (2,111,240)    (49,201,329)

-----------------------------------------------------------------------------------------------------------------
Deficit, end of period              $(49,991,462)   $(38,738,609)   $(49,991,462)   $(38,738,609)   $(49,991,462)
=================================================================================================================

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

=================================================================================================================================
                                                                                                               From inception
                                                                                                                on August 17,
                                                       Three months ended               Six months ended              1994 to
                                                           December 31,                    December 31,          December 31,
                                                     2004             2003            2004            2003               2004
---------------------------------------------------------------------------------------------------------------------------------
                                                               (Restated -                       (Restated -      (Restated -
                                                                   note 2)                           note 2)         note 2)
Cash provided by (used in):

Operating activities:
     Loss for the period                     $ (2,830,164)    $ (1,275,168)    $ (5,098,863)    $ (2,111,240)    $(49,201,329)
     Items not involving cash:
         Depreciation                                 936               --            1,720           14,910          260,667
         Gain on sale of marketable
           securities                                  --               --               --               --         (638,332)
         Unrealized loss on
           marketable securities                       --               --               --               --        1,812,158
         Stock-based compensation
           (note 2)                               176,983          106,158          346,155          162,404          915,350
     Change in non-cash operating
       working capital:
         Accounts receivable and
           prepaid expenses                       163,382           45,585          218,085           74,187         (245,753)
         Accounts payable and
           accrued liabilities                   (336,754)         209,680         (350,312)         179,614          813,399
---------------------------------------------------------------------------------------------------------------------------------
                                               (2,825,617)        (913,745)      (4,883,215)      (1,680,125)     (46,283,840)

Financing activities:
     Net proceeds from issuance of
       shares and warrants                             --       17,047,001       18,972,307       17,047,001       80,964,645
     Exercise of options                           43,650               --           91,067               --        1,635,442
     Redemption of preferred shares                    --               --               --               --       (2,630,372)
     Purchase of shares for cancellation         (779,909)        (225,259)        (779,909)        (230,379)      (1,029,678)
---------------------------------------------------------------------------------------------------------------------------------
                                                 (736,259)      16,821,742       18,283,465       16,816,622       78,940,037

Investing activities:
     Maturity of short-term deposits                   --               --       14,893,951               --               --
     Proceeds on sale of
       marketable securities                           --               --               --               --        1,402,239
     Additions to capital assets                   (2,704)          (1,565)          (2,704)          (3,724)        (273,032)
---------------------------------------------------------------------------------------------------------------------------------
                                                   (2,704)          (1,565)      14,891,247           (3,724)       1,129,207
---------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
   and cash equivalents                        (3,564,580)      15,906,432       28,291,497       15,132,773       33,785,404

Cash and cash equivalents,
   beginning of period                         37,349,984        6,901,807        5,493,907        7,675,466               --

---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
    end of period                            $ 33,785,404     $ 22,808,239     $ 33,785,404     $ 22,808,239     $ 33,785,404
=================================================================================================================================

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Six months ended December 31, 2004
(Unaudited)

================================================================================

1.    BASIS OF PRESENTATION:

      These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and follow the same accounting policies and methods of their application as the audited annual financial statements for the year ended June 30, 2004 except as described below. These interim consolidated financial statements do not contain all disclosures required by Canadian GAAP and should be read in conjunction with the audited annual consolidated financial statements.

      Revenue recognition:

      Out-licencing revenue is recognized when conditions and events under agreements have been met and collectibility is reasonably assured.

2.    STOCK-BASED COMPENSATION:

      Prior to July 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock-based compensation provided to non-employees and applied the settlement method of accounting to stock options granted to employees and directors. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Six months ended December 31, 2004
(Unaudited)

================================================================================

2.    STOCK-BASED COMPENSATION (CONTINUED):

      CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, was amended to require entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model. Compensation cost is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended
      Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase the net loss by $176,983 (2003 - $89,908) and $346,155 (2003 - $146,154) for the three and six months ended December 31, 2004 and 2003, and to increase the net loss by $480,524 and $58,855 for the years ended June 30, 2004 and 2003, respectively, with corresponding increases to the deficit and contributed surplus. This change had the effect of increasing the basic and diluted loss per share by $0.01 for each of the six months ended December 31, 2004 and 2003. There was no impact to basic and diluted loss per share for the three month periods ended December 31, 2004 and 2003.

      The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

=============================================================================================
      Issue date                                                      2005              2004
---------------------------------------------------------------------------------------------
      Number of options issued                                      46,049           825,620
      Risk-free interest rate                                3.01% - 4.32%      3.2% - 4.43%
      Volatility factor                                               120%        86% - 120%
      Contractual life of options                           up to 10 years      5 - 10 years
      Vesting period (months)                             Immediately - 24           12 - 40
      Weighted average fair value of options granted                 $1.34             $1.17

=============================================================================================

      On August 17, 2004, the Company issued 11,049 stock options in exchange for investor relations services rendered. The fair value of these options using the Black-Scholes fair value option pricing model of $3,408 was expensed and recorded as contributed surplus.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Six months ended December 31, 2004
(Unaudited)

================================================================================

2.    STOCK-BASED COMPENSATION (CONTINUED):

      On November 9, 2004, the Company issued 35,000 stock options to its employees. The fair value of these options using the Black-Scholes fair value option pricing model of $58,100 is being expensed over the award's vesting period.

3.    CASH AND CASH EQUIVALENTS:

      At December 31, 2004, cash and cash equivalents include amounts carried in foreign currencies of U.S. $249,990 (June 30, 2004 - nil) and (pound)904,820 (June 30, 2004 - (pound)1,273,296).

4.    OUT-LICENCING AGREEMENT:

      On July 13, 2004, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning two of its products. Under the terms of this agreement, the existing licence agreement is suspended and in consideration for the suspension of the existing licence, the Company is entitled, subject to several terms and conditions, to receive four payments of U.S. $250,000 over the period ending December 31, 2005. The Company has no continuing involvement in the research and development of these products and has no obligations under the development plan established by the out-licencing agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of further development activities and regulatory approval. Finally, the Company retains an interest in the revenue from the manufacture and marketing of the products or from their sub-licencing.

      During the quarter ended December 31, 2004, the second of the four payments was received, the specific terms and conditions were satisfied, and accordingly, the amount was reflected in income.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Six months ended December 31, 2004
(Unaudited)

================================================================================

5.    SHARE CAPITAL AND CONTRIBUTED SURPLUS:

      On September 30, 2004, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 6,601,588 units at a price of $3.15. Each unit consists of one common share of the Company and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $3.75 for a period of 36 months. Total proceeds amounted to $20,795,002, less issuance costs of $1,822,695. The net proceeds were allocated $17,390,826 to capital stock and $1,581,481 to share purchase warrants on a relative fair value basis using the Black-Scholes fair value option pricing model. Issuance costs include underwriter's warrants to acquire an additional 462,211 units at a price of $3.15 per unit for a period of 36 months from the date of closing with a fair value of $360,447.

6.    COMMITMENTS:

      The Company has entered into a clinical research services contract dated March 2004 for management services relating to a clinical trial involving up to 700 patients at a number of sites. The contract is expected to be completed by December 31, 2006; however, this is subject to change. The Company can terminate this contract by providing 30 days' notice and paying a penalty of 10% of any remaining commitment.

      The Company has also entered into another similar contract dated December 2004 relating to a clinical trial involving 30 patients at two sites, at an expected cost of (pound)194,527 ($448,093). The cost is based on 30 patients and will not be exceeded without the Company's approval. Either party may cancel the contract with 30 days notice, in which case, the Company would pay for cost to date plus a cost equal to 10% of the remainder of the contract price.